UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NutraFuels, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67091B104

(CUSIP Number)

6601 Lyons Road L 6, Coconut Creek, FL 33037, Telephone: 888-509-8901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edgar Ward
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨ N/A
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,321,385 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,321,385 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,321,385 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.14% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

Common stock of Nutrafuels.

Item 2.  Identity and Background.

(a) Edgar Ward

(b) Mr. Ward's business address is 6601 Lyons Road L 6, Coconut Creek, FL 33037.

(c) Edgar Ward is the Chief Executive Officer, President and sole Director of NutraFuels, Inc.

(d) Mr. Ward has not been convicted in a criminal proceeding.

(e) Mr. Ward has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ward is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

On November 26, 2012, NutraFuels, Inc. issued 4,607,100 shares of its common stock to Edgar Ward in exchange for membership interests when it converted from a Florida limited liability company to a Florida corporation. On May 17, 2013, NutraFuels, Inc. issued 714,285 shares and on September 3, 2013, issued 1,000,000 shares to Edgar Ward for services rendered. On November 26, 2012, NutraFuels, Inc. issued 1000 shares of its non-convertible Series A Preferred Stock to Mr. Ward which entitle him to 500,000 votes per share or an aggregate of 500,000,000 on all matters submitted to NutraFuels, Inc.'s common stockholders.

Item 4.  Purpose of Transaction.

Investment

Item 5.  Interest in Securities of the Issuer.

As a result of Mr. Ward’s ownership of 6,321,385 common shares and 1,000 Series A Preferred Stock he holds an aggregate of 506,321,385 votes representing 97.23% of the votes on all matters submitted to NutraFuel, Inc's stockholders.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Not Applicable

Edgar Ward holds 1,000 shares of NutraFuels, Inc.’s Series A Preferred Stock. Each Share entitles Mr. Ward to 500,000 votes on matters submitted to NutraFuel Inc.’s common stockholders. As such, he holds an aggregate of 500,000,000 votes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NutraFuels, Inc.

/s/ Edgar Ward

President, Chief Executive Officer, Director

February 13, 2014

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